DATARAM

PRESS RELEASE

Dataram Contact:                  Investor Contact:
Mark Maddocks,                    Joe Zappulla
Chief Financial Officer           Wall Street Investor Relations
Corp.
609-799-0071                      212-714-2445
info@dataram.com                  JZappulla@WallStreetIR.com

         DATARAM REPORTS FIRST QUARTER FINANCIAL RESULTS

Company resumes stock repurchase program, reduces Long-Term Debt by $2.3 million

PRINCETON, N.J. August 21, 2002 - Dataram Corporation (NASDAQ:
DRAM) today reported its financial results for its fiscal first quarter ended July 31, 2002. Revenues for the first quarter were $14.3 million compared to $19.8 million in the prior quarter and $22.6 million for the same period of the previous year. As previously announced, the Company incurred restructuring charges, primarily severance, during the quarter of $740,000. The restructuring is projected to reduce costs by $2.5 million annually. Excluding the restructuring charge, the Company incurred a proforma loss (earnings before depreciation and amortization charges) of $79,000. This compares to a proforma loss of $442,000 or $0.05 per share in the prior quarter and proforma earnings of $745,000 or $0.09 per share in the first quarter of the prior fiscal year. The Company reported a GAAP net loss of $1.8 million or $0.21 per share for the first quarter of fiscal 2003 compared to a loss of $1.7 million or $0.20 per share in the prior quarter and $1.8 million or $0.21 per share in the first quarter of last fiscal year.

(In 000's, except per share amounts)     Fourth     First Quarter
                                         Quarter

                                    FY2002     FY2003     FY2002

Revenues                           $19,801    $14,281     $22,570
Proforma net earnings (loss)(1)      $(442)      $(79)       $745
Proforma EPS                        $(0.05)    $(0.01)      $0.09
Depreciation and amortization       $1,275     $1,004      $1,306
Restructuring charges                   --        740       1,200
Net loss                           $(1,717)   $(1,823)    $(1,761)
EPS                                 $(0.20)    $(0.21)     $(0.21)
Shares                               8,490      8,483       8,524
(1) Excludes non-cash depreciation and amortization and restructuring charges.


Robert Tarantino, Dataram's president and CEO, stated, "We have endured a market that presented unprecedented challenges over the last fifteen months. During that time we reduced our operating costs by approximately $6.5 million per year, while still preserving our key sales and manufacturing resources. Although the extended market slowdown has adversely impacted the Company's revenue, we believe the worst of this market downturn is behind us. We are positioned to be successful during a period of slow economic recovery, while maintaining the operating leverage to dramatically increase earnings in an improving economy."

Mark Maddocks, Dataram's chief financial officer added, "We have improved our financial condition. During the quarter, the Company paid down $2.3 million in long-term debt, while increasing cash and equivalents by $715,000. Since fiscal 2001 year-end, our bank debt and capital lease obligations have decreased from $15.1 million to the current level of $1.5 million. Also, in the first quarter, the Company resumed its open market stock repurchase activities purchasing 38,600 shares of its common stock in the quarter. The Company is continuing to repurchase its shares in the second quarter."

Dataram recently announced the appointment of Lars Marcher to the position of chief operating officer. Mr. Marcher, who joined the Company in March 2001 after its acquisition of Memory Card Technology A/S, is an experienced global sales and marketing executive. He has held senior marketing management positions with a number of international firms, most notably of which is Apple Computer, Australia and has overseen sales and marketing efforts
in Europe and the Pacific Rim.   Mr. Tarantino commented on Mr.
Marcher's promotion, "Lars' extensive background in international sales and marketing strengthens and deepens our management team. His contribution during this difficult market has been instrumental in positioning Dataram for long-term growth."

In this year's first quarter, the Company entered into an agreement to sell its undeveloped land for a price of $3.0 million. While management expects the sale to close no later than 30 months from the date of contract, the agreement is subject to certain contingencies and as such may be terminated prior to closing. The land is carried at cost on the Company's balance sheet at a value of $875,000. The resulting gain on the sale will be recorded when all contingencies have been satisfied.


Dataram will conduct a conference call at 11:00 a.m. (EDT) today to present its first quarter financial results and to respond to investor questions. Interested shareholders may participate in the call by dialing 800-207-3317 and providing the following reservation number: 20829809. It is recommended that participants call 10 minutes before the conference call is scheduled to begin. The conference call can also be accessed over the Internet through
Vcall at www.vcall.com.   A replay of the call will be available
approximately one hour after the completion of the conference call through Vcall and for 24 hours by dialing 800-633-8284 or 402-977-9140 and entering the reservation number listed above.

ABOUT DATARAM CORPORATION

Dataram Corporation, celebrating its 35th year in the computer industry, is a leading provider of computer memory. The Company offers a specialized line of gigabyte-class memory for entry- to enterprise-level servers, workstations and notebooks from Compaq, Dell, Fujitsu/Siemens, HP, IBM, Intel, SGI, Sun and Toshiba. Additional information is available on the Internet at www.dataram.com.

                    Financial Tables Follow


            DATARAM CORPORATION AND SUBSIDIARIES
            CONSOLIDATED STATEMENTS OF OPERATIONS
           (In thousands, except per share amounts)
                           (Unaudited)

                                         Three Months Ended
                                        7/31/2002       7/31/2001
Revenues                             $     14,281    $     22,570
Costs and expenses:
     Cost of sales                         10,740          15,625
     Engineering and development              381             594
     Selling, general and administrative    4,537           6,056
     Intangible asset amortization              0             297
     Restructuring charges                    740           1,200
                                      ___________      __________
                                           16,398          23,772

Loss from operations                       (2,117)         (1,202)

Interest expense, net                         (44)           (154)
                                      ___________      __________

Loss before income taxes                   (2,161)         (1,356)

Income tax provision (benefit)               (338)            405
                                      ___________      __________

Net loss                             $     (1,823)     $   (1,761)
                                      ===========      ==========

Net loss per share:
      Basic                           $     (0.21)     $    (0.21)
                                      ===========      ==========
      Diluted                         $     (0.21)     $    (0.21)
                                      ===========      ==========

Average number of shares outstanding:
     Basic                                  8,483           8,524
                                      ===========      ==========
     Diluted                                8,483           8,524
                                      ===========      ==========




              DATARAM CORPORATION AND SUBSIDIARIES
              CONDENSED CONSOLIDATED BALANCE SHEETS
                          (in thousands)


                                 (Unaudited)
                                July 31, 2002       April 30, 2002
                                _____________       ______________
ASSETS
Current assets:
    Cash and cash equivalents     $     4,371          $     3,656
    Trade receivables, net              6,279               12,177
    Inventories                         4,466                5,435
    Other current assets                1,148                  532
                                _____________       ______________
    Total current assets               16,264               21,800

Property and equipment, net             8,329                9,210

Goodwill                               11,144               11,144

Other assets                              439                  408
                                _____________       ______________

                                 $     36,176         $     42,562
                                =============       ==============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable               $     3,507          $     6,600
   Accrued liabilities                  2,249                1,687
                                _____________       ______________
   Total current liabilities            5,756                8,287

Deferred income taxes                     646                  647
Long-term debt                          1,500                3,800

Stockholders' equity                   28,274               29,828
                                _____________       ______________
                                 $     36,176         $     42,562
                                =============       ==============




The information provided in this press release may include forward-looking statements relating to future events, such as the development of new products, the commencement of production, or the future financial performance of the Company. Actual results may differ from such projections and are subject to certain risks including, without limitation, risks arising from: changes in the price of memory chips, changes in the demand for memory systems, increased competition in the memory systems industry, delays in developing and commercializing new products and other factors described in the Company's most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission, which can be reviewed at http://www.sec.gov.